5-81844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

UNiTAB Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Tabcorp Holdings Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

Kerry Willcock
Executive General Manager
Corporate and Legal
Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne, Victoria 3004 Australia
Telephone: (011) (613) 9868-2112

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about June 6, 2006
(Date Tender Offer is to Commence)

Part I – Information Sent to Security Holders

1. Home Jurisdiction Documents.

(a) Not applicable.

(b) On June 6, 2006 Tabcorp Holdings Limited ("Tabcorp"), lodged a Bidder's Statement for the ordinary shares of UNiTAB Limited with the Australian Securities and Investments Commission ("ASIC") which Tabcorp filed with the US Securities and Exchange Commission on Form CB on June 6, 2006. On June 14, 2006 Tabcorp lodged a revised Bidder's Statement with ASIC and a Supplementary Bidder's Statement which Tabcorp filed with the US Securities and Exchange Commission on Form CB (Amendment No. 1) on June 15, 2006. On June 21, 2006 Tabcorp lodged a final version of its Bidder's Statement for the ordinary shares of UNiTAB Limited and a Notice of Despatch with ASIC, which Tabcorp filed with the US Securities and Exchange Commission on Form CB (Amendment No. 2) on June 22, 2006. On July 20, 2006 Tabcorp lodged documents relating to an extension of its offer period with ASIC, which it lodged with the US Securities and Exchange Commission on Form CB (Amendment No. 3) on July 20, 2006.

(c) On August 22, 2006 Tabcorp lodged a Notice of Status of Conditions (attached hereto) with the Australian Stock Exchange.

2. Informational Legends.

Not applicable.

Part II – Information Not Required to be Sent to Security Holders

Not applicable.

Part III – Consent to Service of Process

Concurrently with the filing of the original Form CB on June 6, 2006, Tabcorp filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: K. Will

Name: Kerry Willcock

Title: Executive General Manager, Corporate and Legal

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

22 August 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD
STATUS OF CONDITIONS OF THE OFFERS

Attached is a notice pursuant to section 630(3) of the *Corporations Act 2001* (Cth) in relation to the status of conditions of the offers under the off-market bid by Tabcorp Investments No.5 Pty Ltd for all of the ordinary shares in UNiTAB Limited.

Kerry Willcock
Executive General Manager – Corporate and Legal

Corporations Act 2001 **(Cth)**
Section 630(3)

Notice of Status of Conditions

This notice is given under section 630(3) of the *Corporations Act 2001* (Cth) by Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366) (***Bidder***) in relation to the offers dated 21 June 2006 (the ***Offers***) made in accordance with the replacement bidder's statement of Bidder dated 14 June 2006 (the ***Bidder's Statement***) in relation to the takeover bid by Bidder for all of the ordinary shares in UNiTAB Limited (ABN 84 085 691 738) (***UNiTAB***).

The conditions of the Offers are set out in section 10.7 of the Bidder's Statement (the ***Conditions***).

Bidder gives notice that, as at the date of this notice:

- the Offers are not free of any of the Conditions;
- so far as Bidder knows, none of the Conditions has been fulfilled; and
- Bidder and its associates have voting power (pursuant to acceptances of the Offers) of approximately 1.05% in UNiTAB.

Dated 22 August 2006

Kerry Willcock
Director
For and on behalf of Tabcorp Investments No.5 Pty Ltd